Hilton Group plc


05005082

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ANNOUNCES THAT COMPUTERSHARE TRUSTEES (C.I.) LIMITED, AS TRUSTEE OF THE HILTON GROUP SHARE OWNERSHIP TRUST ("THE TRUST"), HAS RECENTLY ACQUIRED 482,034 ORDINARY SHARES (REPRESENTING 0.03% OF THE ISSUED SHARE CAPITAL) OF HILTON GROUP PLC ("THE SHARES"), AS FOLLOWS:

- 100,032 SHARES WERE ACQUIRED ON 13 DECEMBER 2004 AT A PRICE OF 259.75P PER SHARE;
- 97,499 SHARES WERE ACQUIRED ON 14 DECEMBER 2004 AT A PRICE OF 266.50P PER SHARE;
- 95,791 SHARES WERE ACQUIRED ON 15 DECEMBER 2004 AT A PRICE OF 271.25P PER SHARE;
- 94,313 SHARES WERE ACQUIRED ON 16 DECEMBER 2004 AT A PRICE OF 275.50P PER SHARE; AND
- 94,399 SHARES WERE ACQUIRED ON 17 DECEMBER 2004 AT A PRICE OF 275.25P PER SHARE.

THE SHARES ARE HELD SUBJECT TO THE TERMS OF THE TRUST FOR THE BENEFIT OF EMPLOYEES OF COMPANIES WITHIN THE HILTON GROUP OF COMPANIES. MR D M C MICHELS, MR B G WALLACE AND MR C BELL, WHO ARE ALL DIRECTORS OF HILTON GROUP PLC, ACQUIRED (FOR THE PURPOSES OF SECTION 324 OF THE COMPANIES ACT 1985) AN INTEREST IN THE SHARES ACQUIRED BY THE TRUSTEE ON THE DATES MENTIONED ABOVE BY REASON OF BEING EMPLOYEES OF HILTON GROUP PLC. NO

ALLOCATION BY THE TRUSTEE OF THE SHARES TO THESE INDIVIDUALS OR TO OTHER EMPLOYEES HAS YET BEEN MADE.

INFORMATION REGARDING THE ACQUISITION OF THE SHARES WAS RECEIVED BY THE COMPANY ON 17 DECEMBER 2004.